UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 23, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Johannesburg, Wednesday, 23 September 2020. In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

A.	DEALING IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS: VESTING OF SHARES AND SETTLEMENT BY ON MARKET SALES AND EQUITY SETTLEMENT

The following dealings in securities by directors and prescribed officers of Harmony in relation to the vesting and settlement of deferred share awards made pursuant to the provisions of the Harmony Deferred Share Plan 2018 are disclosed:

1. Name of director:	P Steenkamp (Chief Executive Officer)
Nature of transaction:	Vesting of deferred share awards and settlement by off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	15 597
Number of ordinary shares locked up towards minimum shareholding requirement:	15 597
On-market sale price per share:	Volume weighted average price of R92.82 per share (with a low of R91.51 per share and a high of R95.82 per share)
Total value of ordinary shares locked up towards minimum shareholding requirement:	R1 447 713
Nature and extent of director’s interest:	Direct beneficial

2. Name of director:	F Abbott (Executive Director)
Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares
Vesting Date:	18 September 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	9 200
Number of vested shares sold on market:	9 200
Date of conclusion of bulk on-market sale of shares:	18 September 2020
On-market sale price per share:	Volume weighted average price of R92.82 per share (with a low of R91.51 per share and a high of R95.82 per share)
Total value of shares sold on market, prior to deduction of tax liability:	R853 944
Number of shares retained in own name:	-
Total value of shares retained in own name:	-
Nature and extent of director’s interest:	Direct beneficial

3. Name of director:	B Lekubo (Financial Director)
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	6 694
Number of vested shares sold on market to cover tax:	3 113
Date of conclusion of bulk on-market sale of shares:	18 September 2020
On-market sale price per share:	Volume weighted average price of R92.82 per share (with a low of R91.51 per share and a high of R95.82 per share)
Total value of shares sold on market to cover tax:	R288 948
Number of shares retained in own name:	3 581
Total value of shares retained in own name:	R332 388
Nature and extent of director’s interest:	Direct beneficial

4. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	6 639
Number of ordinary shares locked up towards minimum shareholding requirement:	3 319
Number of vested shares sold on market:	3 320
Date of conclusion of bulk on-market sale of shares:	18 September 2020
On-market sale price per share:	Volume weighted average price of R92.82 per share (with a low of R91.51 per share and a high of R95.82 per share)
Total value of shares sold on market, prior to deduction of tax liability:	R308 162
Number of shares retained in own name:	-
Total value of shares retained in own name:	-
Nature and extent of director’s interest:	Direct beneficial

5. Name of prescribed officer:	B Nel
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	6 595
Number of ordinary shares locked up towards minimum shareholding requirement:	3 297
Number of vested shares sold on market:	3 298
Date of conclusion of bulk on-market sale of shares:	18 September 2020
On-market sale price per share:	Volume weighted average price of R92.82 per share (with a low of R91.51 per share and a high of R95.82 per share)
Total value of shares sold on market, prior to deduction of tax liability:	R306 120
Number of shares retained in own name:	-
Total value of shares retained in own name:	-
Nature and extent of prescribed officer’s interest:	Direct beneficial

6. Name of prescribed officer:	VP Tobias
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	7 742
Number of ordinary shares locked up towards minimum shareholding requirement:	3 871
Number of vested shares sold on market to cover tax:	1 800
Date of conclusion of bulk on-market sale of shares:	18 September 2020
On-market sale price per share:	Volume weighted average price of R92.82 per share (with a low of R91.51 per share and a high of R95.82 per share)
Total value of shares sold on market to cover tax:	R167 076
Number of shares retained in own name:	2 071
Total value of shares retained in own name:	R192 230
Nature and extent of prescribed officer’s interest:	Direct beneficial

7. Name of prescribed officer:	J van Heerden
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	12 313
Number of ordinary shares locked up towards minimum shareholding requirement:	6 156
Number of vested shares sold on market:	6 157
Date of conclusion of bulk on-market sale of shares:	18 September 2020
On-market sale price per share:	Volume weighted average price of R92.82 per share (with a low of R91.51 per share and a high of R95.82 per share)
Total value of shares sold on market, prior to deduction of tax liability:	R571 493
Number of shares retained in own name:	-
Total value of shares retained in own name:	-
Nature and extent of prescribed officer’s interest:	Direct beneficial

8. Name of prescribed officer:	M van der Walt
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	6 411
Number of vested shares sold on market to cover tax:	2 981
Date of conclusion of bulk on-market sale of shares:	18 September 2020
On-market sale price per share:	Volume weighted average price of R92.82 per share (with a low of R91.51 per share and a high of R95.82 per share)
Total value of shares sold on market to cover tax:	R276 696
Number of shares retained in own name:	3 430
Total value of shares retained in own name:	R318 373
Nature and extent of prescribed officer’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings in securities in compliance with paragraph 3.66 of the JSE Listings Requirements.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
23 September 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 23, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director